Exhibit 99.1

For Immediate Release

January 13, 2006

DRAXIS Receives FDA Approval for Diagnostic Iodine I-131 Capsules

Product will supplement existing line of products for treating thyroid cancer

MISSISSAUGA, ONTARIO, January 13, 2006 – The radiopharmaceutical business unit of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) has received approval from the U.S. Food and Drug Administration (FDA) regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic – Oral.

These diagnostic sodium iodide I-131 capsules are intended to be used by physicians to perform the radioactive iodide (RAI) uptake test to evaluate thyroid function prior to treatment with stronger therapeutic doses of sodium iodide I-131.  Diagnostic doses of sodium iodide I-131 may also be employed in localizing metastases associated with thyroid malignancies.  The diagnostic capsules, which are supplied in a gelatin capsule for oral administration, will be produced by DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc., the Montreal-based subsidiary that serves as the operating arm of DRAXIS Health Inc.

DRAXIMAGE plans to introduce the new diagnostic capsules into the U.S. market during the first half of 2006, targeting qualified, approved nuclear physicians and/or radiopharmacists.  The DRAXIMAGE sodium iodide I-131 diagnostic capsules will be supplied in several different strengths of radioactivity and DRAXIMAGE will employ a system of color-coding to allow each patient to be administered the precise dose of radioactive iodine prescribed by their physician.

The Sodium Iodide I-131 Capsules USP, Diagnostic – Oral are a further addition to the existing line of I-131 radiopharmaceutical products produced by DRAXIMAGE, including its widely used kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution for the treatment of thyroid cancer and hyperthyroidism.  The FDA-approved kit product for therapeutic use was introduced to the U.S. market in 2003.

Thyroid Cancer

The thyroid gland is at the base of the throat and makes important hormones that help the body function normally. According to the website of the American Cancer Society (www.cancer.org) thyroid cancer is one of the most common endocrine cancers and is one of the few cancers for which incidence rates in the U.S. have increased over the past several years at a rate of approximately 2 percent per 100,000 people per year.  They further estimate that in the year 2005 about 25,690 new cases of thyroid cancer will be diagnosed in the United States.  The website states that thyroid cancer would seem to be much more common in women (approximately 75% of new cases) than in men and it mainly affects younger people, between the ages of 20 and 56.  According to the same source, thyroid cancer is one of the least deadly cancers with a 5-year survival rate of nearly 97% for all cases.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:                            877-441-1984